Westrock Coffee Company

100 River Bluff Drive, Suite 210

Little Rock, AR 72202

November 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Alex King; Geoffrey Kruczek

Re:	Westrock Coffee Company Registration Statement on Form S-1 Filed September 20, 2022 File No. 333-267509

Dear Mr. King and Mr. Kruczek:

Set forth below is the response of the Westrock Coffee Company (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 13, 2022, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on September 20, 2022. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Form S-1 filed September 20, 2022

Cover Page

1.	For each of the Shares and Warrants being registered for resale, please disclose the price that the selling securityholders paid for such warrants and shares.

Response: The Company respectfully advises the Staff that the Registration Statement is not registering any Warrants for resale; it is only registering Common Shares and Series A Preferred Shares. The Company has added disclosure on the cover page and on pages 30, 31, 43, 44 and 45 of Amendment No. 1 in response to the Staff’s comment.

2.	Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company has added disclosure on the cover page and on pages 4, 5, 24, 41 and 78 of Amendment No. 1 in response to the Staff’s comment.

3.	We note the number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that a significant number of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: The Company has added disclosure on the cover page and on pages 2, 30 - 31 and 78 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 8

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the warrants and common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is slightly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company has added an additional risk factor on pages 30 - 31 of Amendment No. 1 and a new section titled “Purchase Price Paid by the Holders” on pages 43 - 45 of Amendment No. 1 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

5.	We note that the projected revenues for 2022 were $960.4 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and Riverview in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2022 was approximately $409.8 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company has updated the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include information for the three and nine months ended September 30, 2022 (see pages 56, 60 - 66, 70, and 73 - 75 of Amendment No. 1) and has added its unaudited financial statements for the three and nine months ended September 30, 2022 (see pages F-2 to F-31 of Amendment No. 1). Additionally, the Company has provided additional disclosure on pages 78 - 79 of Amendment No. 1 (see the sub-section titled “Business Performance”) in response to the Staff’s comments.

6.	In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company has updated the subsection titled “Liquidity and Capital Resources” to provide information about the liquidity and capital resources of the Company as of September 30, 2022. See pages 74 - 75 of Amendment No. 1. In particular, the Company has provided additional disclosure in the subsection titled “Additional Capital Requirements” on page 79 of Amendment No. 1 in response to the Staff’s comments.

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that R. Brad Martin, a beneficial owner of appx. 14.3% of your outstanding shares, will be able to sell his shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company has added additional disclosure on page 79 of Amendment No. 1 (see subsection titled “Additional Capital Requirements”) and an additional risk factor on pages 30 - 31 of Amendment No. 1 in response to the Staff’s comments.

8.	We note that the rights of certain investors provide those investors with the right to sell back securities to the company at a fixed price five and a half years after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the securities as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company has added additional disclosure on pages 79 - 80 of Amendment No. 1 (see subsection titled “Redemptions of Series A Preferred Shares”) and an additional risk factor on page 19 of Amendment No. 1 in response to the Staff’s comments.

General

9.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company respectfully advises the staff that Registration Statement is not registering any Warrants for resale; it is only registering Common Shares and Series A Preferred Shares. The Company has added disclosure on the cover page, a section titled “Purchase Price Paid by the Holders” (see pages 43 - 45 of Amendment No. 1) and an additional risk factor on 30 - 31 of Amendment No. 1 in response to the Staff’s comments.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 501-320-4880.

Sincerely,

/s/ Robert P. McKinney
Robert P. McKinney
Chief Legal Officer

cc:	Brandon C. Price, Esq.